Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Chubb Limited

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Chubb Limited [NYSE:CB]: Due to Chubb Limited’s Failure to Set a Net Zero Commitment, Implement Robust Exclusion Policies in line with a 1.5°C Pathway, or Commit to Disclose the Impact of its Insured and Financed Emissions:

•	Vote AGAINST Chair, CEO, and Chair of the Executive Committee, Evan G. Greenberg (Item 5.1), and
•	Vote AGAINST Chair of the Risk & Finance Committee, Olivier Steimer (Item 5.11).

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios, in addition to specific risks to those companies. See Appendix A for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

Chubb Limited (Chubb) has been one of the leading providers of property and casualty insurance for new oil and gas projects, according to research and analysis conducted by HTF Market Intelligence.1 Insurance companies are in a unique position to accelerate the transition to a renewable energy future. Fossil fuel projects and operations require insurance to initiate and/or operate; few can operate without it. Major insurance companies have begun adopting policies ending or limiting coverage for coal,2 which has resulted in a shrinking insurance market for the coal sector, forcing companies engaged in extraction to pay increased rates.3 Some insurance brokers have also begun limiting coverage for tar sands operations or Arctic drilling, shale oil, and other carbon-intensive projects.4

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable.

Responsibility for climate change governance at Chubb is distributed between the Risk and Finance Committee, with oversight responsibilities pertaining to climate risk, and the Executive Committee, which has responsibility for Chubb’s global environmental program and climate sustainability strategy.5

Target setting

Net zero commitment by no later than 2050 for insurance operations	X
Robust interim targets that reduce the absolute impact of insurance operations, pursuant to a net zero insured emissions target	X

While Chubb has indicated it supports the “global transition to a net zero economy by 2050,” it has not committed to align its insurance activities with a net zero by 2050 pathway.6 Consequently, the company does not have interim targets pursuant to a net zero target. Chubb is significantly lagging behind its peers such as AIG, which recently committed to reaching net zero greenhouse gas (GHG) emissions across its underwriting and investment portfolios by 2050 or sooner.7

Fossil fuel exclusion policies

Robust exclusion policies and exit strategies to immediately end all insurance coverage for coal projects and companies, new oil or gas expansion projects, and begin phasing out support for oil and gas companies, in line with a 1.5°C pathway	X

In 2019 Chubb introduced a policy restricting thermal coal-related underwriting and investment. Specific to underwriting, Chubb will not underwrite risks related to the construction and operation of new coal-fired plants, or new risks for companies that generate more than 30% of revenues from thermal coal mining or companies that generate more than 30% of their energy production from coal.8 Though these restrictions represent a step in the right direction on climate, Chubb’s restriction policies do not rule out insuring new stand-alone coal mines, according to analysis conducted by Insure Our Future.9

Chubb has not adopted any near-term exclusion policies for fossil fuel-intensive projects relating to Arctic oil and gas or the expansion of oil and gas production. While Chubb has publicly indicated that it does not currently insure any tar sands projects and, according to its proxy, will not do so in the future,10 the company does not appear to have issued a formal policy excluding such projects or companies.11

Disclosure and measurement

Disclose and measure climate impact and insured and financed emissions through a rigorous and accepted framework	X

Chubb has not committed to disclose and measure the impact of its insurance activities or its financed emissions through the Partnership for Carbon Accounting Financials (PCAF), through which financial institutions can disclose the emissions of their investments, and which is developing industry standards for emissions from insurance activities in partnership with the Net Zero Insurance Alliance.12 In 2021 Chubb issued its first Task Force on Climate–related Financial Disclosures (TCFD) report; however, the company does not disclose its scope 3 financed or insured emissions – the GHG emissions associated with its insurance activities and investments.13

Shareholder Proposal Regarding a Policy Restricting Underwriting of New Fossil Fuel Supplies (Item 13)

Chubb’s 2022 proxy statement includes a shareholder proposal requesting that the company’s Board of Directors adopt and disclose new policies to to help ensure that its underwriting practices do not support new fossil fuel supplies, in alignment with the International Energy Agency’s (IEA’s) Net Zero Emissions by 2050 scenario. The proposal states that Chubb’s Board and management should define the scope, time frame and parameters of the policy, including a definition of “new fossil fuel supplies,” that includes exploration for and/or development of oil, gas and coal resources or reserves beyond those fields already in production.14

Shareholder Proposal Regarding a Report on Greenhouse Gas Emissions (Item 14)

The Chubb 2022 proxy statement includes a shareholder proposal requesting that the company issue a report addressing whether and how it intends to measure, disclose, and reduce the GHG emissions associated with its underwriting, insuring, and investment activities in alignment with the Paris Agreement’s 1.5°C goal. In response to the proposal, Chubb states it would be “impossible” for Chubb to measure the GHG emissions of its “insureds” or companies in which it has investments, and that it is unaware of a methodology by which it could measure the GHG emissions from its “insureds.” However, in September 2021, PCAF announced a partnership with the UN-convened Net-Zero Insurance Alliance and leading insurance and reinsurance companies to develop the first global standard to measure and disclose insured GHG emissions.15 To date, PCAF’s membership includes thirteen insurance companies with more than $3.04 trillion in total financial assets.16

Conclusion:

Chubb has failed to set a net zero commitment, failed to implement robust exclusion policies in line with a 1.5°C pathway, and failed to disclose the impact of its insured emissions through PCAF. Therefore, we recommend that shareholders vote AGAINST Chair, CEO, and Chair of the Executive Committee Evan G. Greenberg (Item 5.1), and Risk & Finance Committee Chair Olivier Steimer (Item 5.11), at the company's annual meeting on May 19, 2022.

We recommend shareholders vote in favor of Shareholder Proposal Regarding a Policy Restricting Underwriting of New Fossil Fuel Supplies (Item 13), and vote in favor of Shareholder Proposal Regarding a Report on Greenhouse Gas Emissions (Item 14).

Appendix A: Proxy Voting for a 1.5°C World

The world is currently on track to reach disastrous levels of warming, driving massive harm and threatening the lives and livelihoods of millions. Corporate leaders in the industries responsible for this crisis have failed to take up the leadership required to change course.

“Climate risk” is systemic, escalating and irreversible - and corporate boards urgently need to take responsibility for averting and mitigating this risk.

The UN Intergovernmental Panel on Climate Change (IPCC) in 2018 made clear that in order to have at least a 50% chance of limiting warming to 1.5°C and avoiding the most catastrophic effects of the climate crisis, we must bring global, economy-wide carbon emissions down to net zero by 2050 at the latest.17 According to the International Energy Agency (IEA), in order to achieve net zero emissions globally by 2050, the electricity sector must reach net zero emissions in OECD countries no later than 2035 and there can be no investment in new fossil fuel production from today.18 The IPCC also recognizes that reducing rates of deforestation and forest degradation also represents one of the most effective and robust options for climate change mitigation.19

That means that corporate directors must ensure that companies set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans, capital expenditures, and policy influence to those targets. Despite the escalating climate crisis, systemically important U.S. companies continue to invest in the expansion and continued use of fossil fuels, further accelerating global warming.20

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that directly or indirectly impact climate outcomes pose risks to the financial system as a whole and to investors’ entire portfolios. In order to manage this systemic portfolio risk, investors must move beyond disclosure and company-specific climate risk management frameworks and focus on holding accountable the relatively small number of large companies whose actions are a significant driver of climate change.

When directors fail to transform corporate business practices in line with 1.5°C pathways, responsible investors must use their most powerful tool – their proxy voting power – to vote against directors.

Bold and unprecedented action by investors is a prerequisite to averting further global economic and financial catastrophe. While past shareholder efforts at standard setting, disclosure and engagement have laid important groundwork, company commitments won thus far have been far too incremental, far too hard fought, and collectively insufficient to the scale of the crisis.

Business-as-usual proxy voting will not suffice to address the seriousness of the crisis at hand. We urge investors to vote against directors at companies failing to implement plans consistent with limiting global warming to 1.5ºC.

Key Sectors Are Critical to Curbing the Climate Crisis

The electric power, finance, transportation, and oil and gas sectors are key drivers of the production and consumption of fossil fuels and must all make dramatic transformations to curb the worst of catastrophic climate change and protect long-term investors. Similarly, companies driving deforestation – including companies that source key deforestation-linked agricultural commodities, driving market demand for one of the greatest threats to the world’s forests – must adopt comprehensive climate policies and end deforestation.

Substantial votes against board members at these companies could help realign business and investment plans to the goals of the Paris Agreement, hold companies accountable for lobbying and policy influence practices that obstruct climate action, and align executive compensation to key decarbonization goals.

While each industry and company will need to chart its own path in pursuing decarbonization consistent with limiting warming to 1.5ºC, setting a target to reach net zero emissions by no later than 2050 is a critical first step. In the absence of such a target, investors can have no confidence that the company will be able to transform its business consistent with limiting warming to 1.5ºC.

Voting guide: Insurance

Insurance companies are in a unique position to accelerate the transition to a renewable energy future. Fossil fuel projects and operations require insurance to initiate and/or operate; few can operate without it. Major insurance companies have begun adopting policies ending or limiting coverage for coal,21 which has resulted in a shrinking insurance market for the coal sector, forcing companies engaged in extraction to pay increased rates.22 Some insurance brokers have also begun limiting coverage for tar sands operations or Arctic drilling, shale oil, or other carbon-intensive projects.23

North America was one of the largest regional markets for oil and gas insurance24 in 2018, representing 43% of global premiums. Yet recent analysis has shown that American insurers lag in adopting policies25 to limit coverage for fossil fuels compared to non-U.S. peers.

Insurers are also significant institutional investors in fossil fuels; major U.S. insurance companies still have nearly $90bn of investments in coal,26 which is the single biggest contributor to anthropogenic climate change.

Target Setting

The first step for any U.S. insurer in aligning its activities to limiting warming to 1.5°C is committing to reducing its Scope 3 insured emissions to net zero by 2050 at the latest. Pursuant to those targets, insurance companies should adopt robust interim targets that seek to reduce their absolute insured emissions.

Key Data Sources:

●	Insure Our Future, 2021 Scorecard on Insurance, Fossil Fuels and Climate Change[27]
●	CDP (formerly Carbon Disclosure Project), company-submitted climate change questionnaires[28]

Fossil Fuel Exclusion Policies

Insurance companies should ensure all services provided to the fossil fuel industry are consistent with a 1.5°C pathway and in line with the IEA Net-Zero Scenario. This means adopting exclusion policies and exit strategies to immediately end all insurance coverage for coal projects and companies, end insurance for new oil or gas expansion projects, and begin phasing out support for oil and gas companies, in line with a 1.5°C pathway. Insurance companies should prioritize insurance and investment into clean energy projects to accelerate a decarbonization transition.

Key Data Sources:

●	Insure Our Future, 2021 Scorecard on Insurance, Fossil Fuels and Climate Change[29]

Disclosure and Measurement

Insurance companies should commit to disclose and measure climate impact and insured emissions through a rigorous and accepted framework, for example the Partnership for Carbon Accounting Financials, which is developing a framework for disclosure and measurement30 in partnership with the Net Zero Insurance Alliance. This reporting should allow regulators and the public to understand the extent of an insurer’s climate exposure, the level of risk an insurer bears, and how it is managing those risks.

Key Data Sources:

●	Partnership for Carbon Accounting Framework signatories[31]

Summary table

TARGET SETTING	1.1	Commit to net zero emissions by 2050 for insurance and reinsurance underwriting portfolios
	1.2	Robust interim targets that reduce the absolute impact of insured emissions, pursuant to a net zero emissions target
FOSSIL FUEL EXCLUSION POLICIES	2.1	Robust exclusion policies and exit strategies to immediately end all insurance coverage for coal projects and companies, new oil or gas expansion projects, and begin phasing out support for oil and gas companies, in line with a 1.5°C pathway
DISCLOSURE AND MEASUREMENT	3.1	Disclose and measure climate impact and insured and financed emissions through a rigorous and accepted framework

1 Insure Our Future, Time for the insurance industry to unfriend oil and gas, June 2020, https://insureourfuture.co/wp-content/uploads/2020/06/InsureOurFuture-Oil-and-Gas-Insuance-Briefing-0620.pdf, p. 6

2 Insure Our Future, 2021 Scorecard on Insurance Fossil Fuels and Climate Change: U.S. Insurers Falling Further Behind Global Industry, “https://static1.squarespace.com/static/5b7c9307f79392b49031d551/t/61818e8b5834080b7609b568/1635880599522/US+briefing+on+IOF+scorecard.pdf, p. 2

3 Insure Our Future,Time for the insurance industry to unfriend oil and gas, June 2020, https://insureourfuture.co/wp-content/uploads/2020/06/InsureOurFuture-Oil-and-Gas-Insuance-Briefing-0620.pdf, p. 4

4 Insure Our Future, 2021 Scorecard on Insurance, Fossil Fuels and Climate Change,

https://insure-our-future.com/wp-content/uploads/2021/11/2021-IOF-Scorecard.pdf pp. 23-24

5 Chubb, Chubb 2021 Climate-Related Financial Disclosure and Environmental Report, 2021, https://www.chubb.com/content/dam/chubb-sites/chubb-com/us-en/about-chubb/environment/doc/Chubb_2021_Climate-Related_Financial_Disclosure_and_Environmental_Report.pdf pp. 7-8

6 Chubb, Chubb 2021 Climate-Related Financial Disclosure and Environmental Report, 2021,https://www.chubb.com/content/dam/chubb-sites/chubb-com/us-en/about-chubb/environment/doc/Chubb_2021_Climate-Related_Financial_Disclosure_and_Environmental_Report.pdf p 5

7 AIG, “Our Net Zero Commitments” https://www.aig.com/content/dam/aig/america-canada/us/documents/about-us/report/sustainability-net-zero-fact-sheet.pdf accessed Apr 28, 2022

8 Chubb, “Chubb Coal Policy”, https://about.chubb.com/citizenship/environment/coal-policy.html accessed Apr 28,2022

9 Ross Hammond, “Chubb Becomes First U.S. Insurer to Restrict Business with Coal”, Insure Our Future, Jul 9, 2019, https://us.insure-our-future.com/chubb-adopts-coal-policy/

10 Chubb Limited, SEC Filing on Form Def-14A, 2022, https://www.sec.gov/Archives/edgar/data/896159/000110465922042195/tm2135945-3_def14a.htm p. 50

11 Lyle Adriano, “Chubb exits from covering tar sands projects”, Insurance Business Canada, Sep 15, 2021, https://www.insurancebusinessmag.com/ca/news/environmental/chubb-exits-from-covering-tar-sands-projects-310101.aspx

12 UN Environment Programme, “PARTNERSHIP FOR CARBON ACCOUNTING FINANCIALS COLLABORATES WITH UN-CONVENED NET-ZERO INSURANCE ALLIANCE TO DEVELOP STANDARD TO MEASURE INSURED EMISSIONS,” Sep 6, 2021, https://www.unepfi.org/news/industries/insurance/partnership-for-carbon-accounting-financials-collaborates-with-un-convened-net-zero-insurance-alliance-to-develop-standard-to-measure-insured-emissions/

13 Chubb Limited, SEC Filing on Form Def-14A, 2022, https://www.sec.gov/Archives/edgar/data/896159/000110465922042195/tm2135945-3_def14a.htm#tIT13p. 51

14 Chubb Limited, SEC Filing on Form Def-14A, 2022, https://www.sec.gov/Archives/edgar/data/896159/000110465922042195/tm2135945-3_def14a.htm#tIT13 p. 46

15 PCAF, “PCAF collaborates with UN-convened Net-Zero Insurance Alliance to develop standard to measure insured emissions” Sep 6, 2021, https://carbonaccountingfinancials.com/newsitem/partnership-for-carbon-accounting-financials-collaborates-with-un-convened-net-zero-insurance-alliance-to-develop-standard-to-measure-insured-emissions

16 Partnership for Carbon Accounting Financials, “Financial Institutions Taking Action,” https://carbonaccountingfinancials.com/financial-institutions-taking-action apply filter “insurance”

17 IPCC, Special Report on Global Warming of 1.5°C., 2018, https://www.ipcc.ch/site/assets/uploads/sites/2/2019/06/SR15_Full_Report_Low_Res.pdf , pp. v, 5, 7-10, 95-97 and 116

18 International Energy Agency (IEA), Net Zero by 2050: A Roadmap for the Global Energy Sector, May 2021. https://www.iea.org/reports/net-zero-by-2050, Slide 8.

19 IPCC. Special Report on Climate Change and Land, Summary for Policy Makers,January, 2020, https://www.ipcc.ch/site/assets/uploads/sites/4/2020/02/SPM_Updated-Jan20.pdf, pp 23-24 and 26.

20 Climate Action 100+: Net-Zero Company Benchmark Company Assessments https://www.climateaction100.org/progress/net-zero-company-benchmark/

21 Insure our Future, Scorecard on Insurance, Fossil Fuels and Climate Change: U.S. Insurers Falling Further Behind Global Industry, Nov 2021, https://static1.squarespace.com/static/5b7c9307f79392b49031d551/t/61818e8b5834080b7609b568/1635880599522/US+briefing+on+IOF+scorecard.pdf p. 2

22 Insure our Future, Time for the insurance industry to unfriend oil and gas, June 2020, https://static1.squarespace.com/static/5b7c9307f79392b49031d551/t/5ef117efa1668a76c24bf565/1592858615423/InsureOurFuture+Oil+and+Gas+Insurance+Briefing+0620.pdf, p. 4

23 Insure our Future, Time for the insurance industry to unfriend oil and gas, June 2020, https://static1.squarespace.com/static/5b7c9307f79392b49031d551/t/5ef117efa1668a76c24bf565/1592858615423/InsureOurFuture+Oil+and+Gas+Insurance+Briefing+0620.pdf p. 4

24 Insure our Future, Time for the insurance industry to unfriend oil and gas, June 2020, https://static1.squarespace.com/static/5b7c9307f79392b49031d551/t/5ef117efa1668a76c24bf565/1592858615423/InsureOurFuture+Oil+and+Gas+Insurance+Briefing+0620.pdf p.5

25 Insure our Future, Scorecard on Insurance, Fossil Fuels and Climate Change, Nov 2021, https://insure-our-future.com/wp-content/uploads/2021/11/2021-IOF-Scorecard.pdf p. 14

26 Chris Seekings, “US insurers still have $90bn invested in coal,” The Actuary, Feb 25, 2021, https://www.theactuary.com/2021/02/24/us-insurers-still-have-90bn-invested-coal

27 Insure our Future, 2021 Scorecard on Insurance, Fossil Fuels and Climate Change, Nov 2021,

https://insure-our-future.com/wp-content/uploads/2021/11/2021-IOF-Scorecard.pdf

28 CDP, “Search and view past CDP responses,” https://www.cdp.net/en/responses?utf8=%E2%9C%93&queries%5Bname%5D=AIG

29 Insure Our Future, 2021 Scorecard on Insurance, Fossil Fuels and Climate Change, Nov 2021, https://insure-our-future.com/wp-content/uploads/2021/11/2021-IOF-Scorecard.pdf

30 UN Environment Programme, “PARTNERSHIP FOR CARBON ACCOUNTING FINANCIALS COLLABORATES WITH UN-CONVENED NET-ZERO INSURANCE ALLIANCE TO DEVELOP STANDARD TO MEASURE INSURED EMISSIONS,” Sep 6, 2021, https://www.unepfi.org/news/industries/insurance/partnership-for-carbon-accounting-financials-collaborates-with-un-convened-net-zero-insurance-alliance-to-develop-standard-to-measure-insured-emissions/

31 Partnership for Carbon Accounting Financials, Financial institutions taking action, https://carbonaccountingfinancials.com/financial-institutions-taking-action